UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69733

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Southern LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

GAM Tower, 2 Tabonuco Street, Suite 200

(No. and Street)

Guaynabo	**PR**	**00968**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephanie Jackels	**(770) 777-9373**	**sjackels@fssec.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC

(Name – if individual, state last, first, and middle name)

333 W. Wacker Dr, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, StephanieJackels, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Southern LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST SOUTHERN, LLC
Separately Bound
Financial Statement
December 31, 2025
With
Report of Independent Registered Public Accounting Firm



This report is deemed PUBLIC in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance of
First Southern, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of First Southern, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2017.

Chicago, Illinois
March 26, 2026

FGMK, LLC
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

FIRST SOUTHERN, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash and cash equivalents	$	219,700
Restricted cash		13,239
Clearing firm deposits		1,030,383
Due from clearing broker		1,865,022
Securities owned, at fair value		583,631
Right-of-use assets		140,457
Other commissions receivable		21,277
Due from related parties		7,413
Fixed assets, net		59,577
Tax asset receivable		84,607
Employee loans receivable, net		730,403
Other assets		82,563
Total Assets	$	4,838,272

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Lease liabilities	$	152,064
Due to clearing broker		470,688
Due to related parties		635,160
Accounts payable and accrued expenses		503,245
Total Liabilities		1,761,157

MEMBERS' EQUITY

Total Members' Equity	3,077,115
Total Liabilities and Members' Equity	$ 4,838,272

The accompanying notes are an integral part of this financial statement.

FIRST SOUTHERN, LLC
NOTES TO THE FINANCIAL STATEMENT
December 31, 2025

NOTE A — DESCRIPTION OF BUSINESS

<u>Organization and Description of Business:</u> First Southern, LLC (the "Company") is a registered broker-dealer that began business in 2016. The Company is registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority Inc. ("FINRA") and the securities commissions of appropriate states.

The Company's business includes referral services for accounts and securities transactions historically referred from the Company's affiliate First Southern Securities, LLC ("FSS"). Additionally, the Company may provide merger and acquisition services and brokerage services. The Company operates from offices located in Puerto Rico, Georgia, and Florida.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies are as follows:

<u>Accounting Policies:</u> The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

<u>Restricted Cash:</u> The Company maintains accounts For Benefit Of ("FBO") Customers. Balances in these accounts are considered restricted from the Company's use for normal operating expenses and are therefore considered non-allowable assets.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets: Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the respective lease. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When fixed assets are sold or retired, the related cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statement.

Tax Asset Receivable: The Company pays local taxes to Secretaria de Hacienda in Puerto Rico. At December 31, 2025 a tax asset receivable of $84,607 remains, resulting from tax expenses withheld by customers in 2025. The Company applied $41,850 net tax expenses against tax assets receivable in 2025. The Company also applied $120,000 towards distributions to Class B shareholders. The Company will apply the remaining tax asset receivable to future tax liability and/or distributions of the Company.

Use of Estimates: Management uses estimates and assumptions in preparing this financial statement in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of this financial statement and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing this financial statement.

Securities Transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Revenue from Contracts with Customers: The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Revenue from Contracts with Customers (Continued):</u>
In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Commissions Trading – Clearing Firm:</u> The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction-based, including trade execution services, and are recognized at the point in time that the transaction is executed (i.e., the trade date). This includes riskless principal (government and corporate bonds) transactions in which the Company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. The riskless principal revenue is earned at the time the transaction is executed. Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front or over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized monthly as services are provided over time.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

<u>Private Placements:</u> The Company earns placement fees in sales of private securities. The performance obligation is the consummation of the sale of securities for each contract with a customer. The Company earns agency placement fees in non-underwritten transactions, such as private placements of equity securities. The Company records placement revenue at the point in time when the services for the transaction are completed at the assumption of the terms of each assignment. The Company contracts the service as it is transferred to the customer and is therefore acting as a principal.

<u>Tax Credits Commissions:</u> The Company earns commissions from its facilitation of transactions between buyer(s) and seller(s). The Company locates parties with transferrable tax credits and brings it to the attention of interested parties. These services are not considered any guarantee of completion of a transaction. The Tax Credits Commissions are negotiated in the transaction and are recorded if and when a transaction has occurred between the buyer and seller at a point in time.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Tax Credits Commissions (Continued):
The Company is considered an agent in the transaction.

Underwriting Commissions: The Company earns commissions from its participation in a syndicate underwriting group. The purpose of the underwriting syndicate is to market new bonds or shares too large for a single firm to underwrite alone. The fees are recognized at a point in time when the transactions are closed by the lead underwriter.

Other Commissions: The Company earns other commissions on facilitating transactions for clients of the Company. Revenues are recorded when they are considered earned at a point in time, within the Commissions and fees – clearing firm. Revenues are recorded on a gross basis. The Company is considered a principal in the transaction.

Interest and Fees: Interest income is recorded on an accrual basis. The Company also earns fees from its participation in an administrative and custody services agreement. The purpose of the agreement is to perform administrative services between the sub-custodian Pershing LLC and the customer so that the customer does not need to be the immediate responsible party. Revenue is recognized monthly as services are provided over time.

Credit Losses: FASB Accounting Standards Codification ("ASC") 326-20, *Financial Instruments – Credit Losses,* requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. Though continuing to perform estimations, the Company had no credit losses for the year ended December 31, 2025.

Receivables from customers: The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Receivable from broker-dealers and clearing organizations:</u> The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company recognizes revenues as they are earned. Any revenues not received at the time they are considered to represent unconditional rights to consideration, are recorded as a receivable.

Newly adopted accounting pronouncement:

<u>FASB ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures:</u> The FASB issued ASU 2023-09 on December 14, 2023, which amends the disclosure requirements to enhance the transparency and decision usefulness of income tax information. The amendments are intended to provide financial statement users with more detailed information about an entity's effective tax rate reconciliation and income taxes paid, thereby improving the ability to assess how an entity's operations, tax risks, tax planning strategies, and jurisdictional mix affect its tax rate and future cash flows.

The amendments require entities to disclose prescribed categories within the effective tax rate reconciliation and to provide additional qualitative and quantitative information for reconciling items that meet a specified quantitative threshold. The guidance also requires disaggregation of income taxes paid (net of refunds received) by federal, state, and foreign jurisdictions, as applicable. In addition, the amendments enhance certain disclosures related to income (or loss) from continuing operations before income tax expense (or benefit).

ASU 2023-09 is effective for annual reporting periods beginning after December 15, 2024. The Company adopted the guidance effective January 1, 2025, and applied the amendments prospectively. Upon adoption, the Company evaluated the amended disclosure requirements and determined that its existing income tax disclosures appropriately reflect the requirements of the new guidance. The adoption of ASU 2023-09 did not have a material impact on the Company's financial position, results of operations, or cash flows, as the amendments relate solely to presentation and disclosure.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Subsequent Events:</u> Subsequent events were evaluated through March 26, 2026, the date which the financial statement was available to be issued.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had amended net capital of $1,992,891 which was $1,892,891 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.5771 to 1.0.

NOTE D – LEASES

The Company is a lessee in a non-cancelable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company determined that the implicit rate of our leases is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date of all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase or extend the lease term of the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

NOTE D – LEASES (CONTINUED)

The Company's leases do not include termination options for either party to the lease or restrictive financial or covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the statement of financial condition as of December 31, 2025 were as follows:
Operating leases:
Operating lease ROU assets	$140,457
Operating lease liabilities	$152,064

Weighted average remaining lease term:
Operating leases	0.83 years

Weighted average discount rate:
Operating leases	5.10 %

Future minimum lease payments as of December 31, 2025 are as follows:

2026	155,628
Sub-Total	155,628
(Less Imputed Interest)	(3,564)
Total	$ 152,064

NOTE E – OPERATING AGREEMENT

The Company's operating agreement provides for separate classes of units starting with Class A units and continuing up to and including Class H units. Class A units are voting while Class B units through Class H units are non-voting. Class B units through Class H units are intended to constitute profits interest in the Company, as defined in the operating agreement. Profits are allocated to Class C through H units according to net revenue generated. The remaining profit or loss is allocated to the Class B units. As of December 31, 2025, the capital contributed to the Company is representative of the Class B units.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. In 2025, the Company became subject to two arbitrations from customers. These arbitrations are still pending but the Company does not expect this to significantly impact the Company's business operations. In December 2024, the Company was named as a respondent in a FINRA arbitration brought by a former client alleging that the Company failed to reasonably supervise one of its registered representatives (who, in turn, allegedly induced the claimant to make an investment in a private enterprise away from the Company). Claimant seeks to recover his loss of approximately $250,000 plus attorneys' fees and punitive damages. The Company is currently in the arbitration process for this claim and does not have further reason to record any possible arbitration assessments as of December 31, 2025. In July 2025, the Company was named as a respondent in a FINRA arbitration brought by a client against the Company and the client's prior firm, Santander Securities, for recommending unsuitable investments in Puerto Rico securities. Claimant seeks to recover $2.5 million in damages plus attorney fees and punitive damages. The Company is currently in the arbitration process for this claim and does not have further reason to record any possible arbitration assessments as of December 31, 2025.

In 2025 during the course of internal compliance reviews, the Company identified unregistered securities activities resulting from a client moving from North Carolina to Massachusetts and the representative not being registered in the state of Massachusetts. See Note M for details.

NOTE G – FAIR VALUE OF ASSETS AND LIABILITIES

FASB ASC 820, *Fair Value Measurement,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE G – FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

	Level 1	Level 2	Level 3	Total December 31, 2025
Assets:				
Securities owned:				
U.S. Treasury Bills	$ 2,974	$ -	$ -	$ 2,974
Corporate bonds	-	23,329	265,037	288,366
State and municipal government bonds	-	65,404	226,887	292,291
Total	$ 2,974	$ 88,733	$ 491,924	$ 583,631

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

NOTE G – FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Corporate bonds which include firm enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 and Level 3 of the fair value hierarchy.

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 and Level 3 of the fair value hierarchy.

NOTE H – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE I – RELATED PARTIES

Due from related parties: The Company has entered into an agreement with an affiliated registered investment advisor under common control, FSAM, LLC ("FSAM"). FSAM provides advisory services. Expenses totaling $42,262 were incurred on behalf of FSAM for the Company. These expenses were allocated to due to account. See disclosures below for total expenses incurred. FSPR, LLC is a related entity under common control of the Company. Expenses totaling $6,632 were paid on behalf of FSPR, LLC by the Company. Ocean Capital, LLC is a related entity under common control of the Company. Expenses totaling $1,092 were paid on behalf of Ocean Capital, LLC by the Company. First Southern Securities, LLC is a related entity under common control which has an expense sharing agreement and consulting agreement with the Company. Expenses totaling $2,160 were paid on behalf of First Southern Securities, LLC by the Company. Phorcys Asset Management, LLC is a related entity under common control of the Company. Expenses totaling $150 were paid on behalf of Phorcys Asset Management, LLC by the Company. R2D2, LLC is a related entity under common control of the Company. Expenses totaling $410 were paid on behalf of R2D2, LLC by the Company. Phorcys Capital Partners, LLC ("PCP") is a related entity under common control which has an expense sharing agreement with the Company. Expenses totaling $5,760 were paid on behalf of Phorcys Capital Partners, LLC by the Company. Phorcys Senior Housing Recovery Fund, LP ("PSHRF") is a related entity under common control of the Company. Expenses totaling $282 were paid on behalf of PSHRF by the Company. Phorcys Investment Advisors, LLC is a related entity under common control which has an expense sharing agreement and a solicitation agreement with the Company.

NOTE I – RELATED PARTIES (CONTINUED)

Due from related parties (continued): Expenses totaling $8,400 were paid on behalf of Phorcys Investment Advisors, LLC. PESH Management LLC ("PESH") is a related party under common control which has an expense sharing agreement with the Company. Expenses totaling $6,000 were paid on behalf of PESH Management, LLC. Amounts due represent the total amounts still due from related parties as of December 31, 2025, totaling $7,413, $1,118 due from FSPR, $64 due from Ocean Capital, $231 due from Phorcys Capital, $4,200 due from PIA and $1,800 due from PESH.

Due to related parties:
The Company has entered into an expense sharing agreement with a related entity under common control, FSS. For 2025, the Company paid FSS $4,080,329. This amount represents $48,000 for rent and other office, general & administrative fees, $3,205,987 for registered representative consulting, $276,571 for trading platform connections, $2,414 for travel reimbursements and $547,358 for consulting fees for services provided by FSS. The Company has entered into an expense sharing agreement with a related entity under common control, FSAM. For 2025, the Company paid expenses on behalf of and to FSAM totaling $1,043,036. This amount represents $54,000 for rent and other office support, $36,826 for E&O insurance, $939,550 for payroll costs, $10,510 for professional fees and $2,150 for business licenses and fees. The amount due to related parties at December 31, 2025 was $635,160.

NOTE J – 401(k) PLAN

The Company maintained a tax-deferred 401(k) plan covering all employees. The assets are held for each employee in an individual account maintained by an investment firm. The Company provides a discretionary match. The Company's discretionary match is 3% of each qualified employee's basic contribution.

NOTE K – EMPLOYEE LOANS RECEIVABLE

The Company hired a new registered representative in 2025. As part of the hiring process, some of the registered representatives were provided with sign-on bonuses, forgivable over a period of time, varying by individual agreement. If a registered representative terminates employment before the amount is fully amortized, they are responsible for repayment of the unamortized portion of their sign-on bonus. Any unamortized amount is considered as a non-allowable receivable.

The Company conducted a review of the sign-on bonuses, amortization, and the potential of credit losses due to various factors of the individual representatives. The calculation for an allowance for doubtful collection was prepared using the Period Life Table 2020, an actuarial table utilized by the Social Security Administration, and which includes the population of Puerto Rico in its values.

NOTE K – EMPLOYEE LOANS RECEIVABLE (CONTINUED)

The Allowance for Credit Losses was recorded as a contra-account to the non-allowable receivable.

The amount of the credit loss allowance was $30,732 at December 31, 2025.

Future amortization of the registered representatives' sign-on bonuses as of December 31, 2025 are as follows:

2026	271,253
2027	210,002
2028	108,991
2029	93,515
Thereafter	77,374
Less: Allowance for credit losses	(30,732)
Total	$ 730,403

NOTE L – MANAGEMENT EQUITY PLAN

The Company initiated a Management Equity Plan ("Plan") effective July 1, 2021. The purpose of the Plan is to benefit certain Eligible Individuals who, in the opinion of the Company have helped grow, and will continue to grow, the value of the Company. The Plan is intended to provide additional incentive to grow the value of the Company by virtue of the opportunity to share financially in such growth and specifically by participation in the growth of the enterprise value of the Company through the date of the Liquidity Event. The plan is intended to constitute an unfunded bonus plan/payroll practice, exempt from the Employee Retirement Income Security Act of 1974, as amended.

The Awards granted pursuant to the terms of this Plan represent a contingent right to receive payment in accordance with the terms of the Grant Agreement. The grant of Awards does not (i) make the recipient a member of the Company, (ii) cause there to arise any equity-based or equitable right in respect thereto in the recipient or (iii) create or cause there to arise a fiduciary obligation of the Company, its management or its members with respect to any person.

During 2021, the Company awarded two Phantom Appreciation Units in accordance to the provisions outlined in the Plan. No Liquidity Event occurred in 2025 and there is no liability as of December 31, 2025.

NOTE M – REGULATORY SETTLEMENTS

During 2024, the Company completed a regulatory examination with the local Government of Puerto Rico, Office of the Commissioner of Financial Institutions ("OCFI"), for the period of August 9, 2017, to July 31, 2023. The Company acknowledged and agreed to OCFI's jurisdiction in the matters and voluntarily consented to the issuance and terms of the Consent Order, without accepting or denying the facts therein, thereby waiving the rights to seek reconsideration and/or appellate review of any court pursuant to Act No. 38-2017 as amended, known as the "Uniform Procedure Act of the Government of Puerto Rico. The Company finalized the settlement on February 25, 2025. The agreed settlement is $70,000, payable in seven installments – with the first installment of $15,000 is due on the day of settlement and six installments of $9,167 due every three months starting May 14, 2025. The final installment is due August 18, 2026. As of December 31, 2025, the unpaid balance was $27,500.

In January 2025, the Company was notified by FINRA that its Exam Staff had concluded that the Company violated a number of FINRA rules. As a result, FINRA has finalized a $250,000 fine, which was paid in full on July 25, 2025.

In December 2025, the Company entered into a settlement agreement with the Massachusetts Securities Division for violating a number of Massachusetts Securities Rules. As a result, the Company was fined $20,000 by the Massachusetts Securities Division and was required to offer restitution to the one customer affected totaling $39,768. The Company will be charging back approximately 50% of the commission restitution to the registered representative of record. The Company paid the agreed settlement on December 12, 2025. The Company subsequently paid the restitution to the customer on January 20, 2026.

NOTE N - SHAREHOLDER CHANGES

In February 2025, the Class F shareholder gave up his status under the Puerto Rico Tax Act 60 (formerly Tax Act 22 for individuals), and departed the firm, which is the required status to be a shareholder. Therefore, as of March 2025, the Class F shareholder terminated its shareholder status with the firm, with no benefit of profit sharing.